COMMENTS RECEIVED ON SEPTEMBER 8, 2008

FROM CHRISTIAN SANDOE

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Lifecycle Investment Grade Bond Fund

POST-EFFECTIVE AMENDMENT NO. 114

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Lifecycle Emerging Markets Fund

POST-EFFECTIVE AMENDMENT NO. 105

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Lifecycle Large Cap Value Fund and Fidelity Lifecycle All-Sector Equity Fund

POST-EFFECTIVE AMENDMENT NO. 122

1. All funds

C: The Staff expressed concern over the use of "Lifecycle" in the funds' names. The Staff would like us to modify the name to accurately reflect how the funds are invested.

R: We included "Lifecycle" in each fund's name to signal to the public that these funds are designed as investment options for other Fidelity funds such as our target-date products. However, in response to the Staff's comment, we will modify the fund names to replace "Lifecycle" with "Series" (e.g., Fidelity Series Large Cap Value Fund).

2. Fidelity Lifecycle All-Sector Equity Fund

C: The Staff questions the "All-Sector" portion of the fund's name. He noted that as an equity fund, it should normally be invested in all sectors.

R: We believe that "All-Sector" is an appropriate term to use in the name of an equity fund that does not intend to concentrate in one or more industries. We call the Staff's attention to the following disclosure, which is consistent with the term "All-Sector": "FMR allocates the fund's assets to provide exposure to different sectors of the market. At present, these sectors include consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities. FMR expects the fund's investments in each sector will approximate the sector weightings of the S&P 500. While FMR may overweight or underweight one or more sectors from time to time, FMR expects the returns of the fund to be driven primarily by the security selections of the managers of each sector."

3. Fidelity Lifecycle Investment Grade Bond Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities."

C: The Staff recommends that we better align the name test policy with the fund's name by changing the term "debt securities" to "bond" and then defining the term "bond" to include certain other types of debt securities.

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for the fund to have a policy to invest 80% in bonds is met by its policy to invest 80% in investment-grade securities. In this regard, as previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Moreover, we believe that complying with the Staff's request that the fund adopt a policy of investing in "bonds" and then defining bonds to be the types of securities currently referenced in the fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgment that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

4. Fidelity Lifecycle Large Cap Value Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000 Index or the Standard & Poor's 500 Index (S&P 500))."

C: The Staff would like us to add disclosure showing the market capitalization ranges for the Russell 1000 Index and the S&P 500 Index as of a recent date. In addition, the Staff requests an explanation as to why we believe the reference to these indices is an appropriate definition of "large cap."

R: While there is no precise definition for the term "large capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director,Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the Russell 1000 Index and the S&P 500 Index classify publicly offered companies according to their market capitalization, and generally are representative of the large-cap segment of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of these indices vary from time to time.

5. Fidelity Lifecycle Emerging Markets Fund

"Investment Summary" (prospectus)

"Principal Investment Strategy"

"Normally investing at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by Standard & Poor's (S&P), countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets."

C: The Staff notes the use of countries and markets interchangeably is confusing. They also note that even developed countries have investments that are tied economically to emerging markets.

R: We use the two terms (countries and markets) because "emerging markets" is in the fund's name, but we recognize that a market (like a region) may include multiple countries, not all of which may be "emerging." In that case, the term "country" would be more appropriate. Further, we call the Staff's attention to the following prospectus disclosure, which describes the criteria used by FMR: "FMR considers a number of factors to determine whether an investment is tied economically to a particular country or region including: the source of government guarantees (if any); the primary trading market; the issuer's domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

6. Fidelity Lifecycle Emerging Markets Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing primarily in common stocks."

C: The Staff would like us to disclose how much is invested in common stocks and how much is invested in other securities. If necessary, they request that we add risk disclosure regarding the other securities.

R: The fund will invest 80% in emerging markets securities, normally primarily common stocks. Though the fund may also invest a relatively small portion in emerging markets debt, and for this reason lists "debt securities" as a principal security type, investing in debt is not expected to be a principal investment strategy of the fund nor are the risks associated with debt investments expected to be principal risks for the fund. Therefore, additional disclosure is not necessary. Should this change in the future, we would add disclosure at that time.

7. Fidelity Lifecycle Large Cap Value Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000 Index or the Standard & Poor's 500 Index (S&P 500))."

C: The Staff requests that we add risk disclosure for small and medium market capitalizations because the indices listed above include these types of securities as well.

R: Seeking to invest in securities of companies with small and medium market capitalizations is not currently a principal investment strategy of the fund. Accordingly, we have not modified the disclosure.

8. Fidelity Lifecycle Investment Grade Bond Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Managing the fund to have similar overall interest rate risk to the Lehman Brothers U.S. Aggregate Index."

C: The Staff requests that we disclose the expected average maturity or duration of both the fund and the index.

R: The fund does not have a principal investment strategy to invest in securities of a particular maturity. Accordingly, we have not modified disclosure.

9. Fidelity Lifecycle All-Sector Equity Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Allocating the fund's assets across different market sectors, using different Fidelity managers."

C: The Staff asks that we clarify how the fund will invest in different sectors using different managers.

R: We call the Staff's attention to the following disclosure, which we believe is appropriately located in the "Investment Details" section of the prospectus: "FMR allocates the equity portion of the fund's assets across different market sectors, using different Fidelity managers to handle investments within each sector. At present, these sectors include consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services and utilities." In addition, we call the Staff's attention to the description of FMR's Multi-Manager Group in the "Fund Management" section of the prospectus.

10. Fidelity Lifecycle All-Sector Equity Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Allocating the fund's assets across different market sectors, using different Fidelity managers."

C: The Staff requests that we add sector risk in the "Principal Investment Risk" section.

R: The risks associated with individual sectors are not expected to be principal risks for the fund, as the fund does not concentrate its investments in a particular industry or industries, nor does it invest in underlying sector funds.

11. All funds

"Fee Table" (prospectuses)

C: The Staff would like us to confirm that the amount of "Acquired Fees" paid by the fund is less than one basis point.

R: Acquired fund fees and expenses are not estimated to exceed one basis point of the fund's average net assets. Therefore, we have not included a separate line item in the fee table.

12. Fidelity Lifecycle Emerging Markets Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"Fidelity Management & Research Company (FMR) normally invests at least 80% of the fund's assets in securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by S&P, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. For example, countries in the MSCI Emerging Markets (MSCI EM) Index and Hong Kong are considered to be emerging. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. FMR normally invests the fund's assets primarily in common stocks."

C: The Staff questions Hong Kong as an emerging market.

R: The fund has a name test policy of normally investing at least 80% of its assets in securities of issuers in emerging markets and other investments that are tied economically to emerging markets. The SEC has stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. See Name Test Rule Adopting Release Footnote 43. FMR believes that it is reasonable for the fund to treat Hong Kong as an emerging market.

13. Fidelity Lifecycle Emerging Markets Fund

"Fund Basics" (prospectus)

"Principal Investment Strategies"

"FMR normally allocates the fund's investments across different emerging market countries."

C: The Staff would like us to disclose how many countries are expected to be in portfolio.

R: We are not aware of a requirement to list the number of countries the fund expects to invest in, particularly given that the list of countries considered to be emerging changes from time to time. Accordingly, we have not modified disclosure.

14. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.